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                 November 12, 2021

       Gary Kramer
       President and Chief Executive Officer
       Barrett Business Services Inc
       8100 NE Parkway Drive, Suite 200
       Vancouver, Washington 98662

                                                        Re: Barrett Business
Services Inc
                                                            Registration
Statement on Form S-3
                                                            Filed on November
4, 2021
                                                            File No. 333-260745

       Dear Mr. Kramer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Mary Ann Frantz